

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 24, 2011

Alan P. Niedzwiecki
President and Chief Executive Officer
Quantum Fuel Systems Technologies Worldwide, Inc.
17872 Cartwright Road
Irvine, California 92614

> **Re: Quantum Fuel Systems Technologies Worldwide, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 4, 2011**
> **File No. 333-172630**

Dear Mr. Niedzwiecki:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you have a pending confidential treatment request in connection with your registration statement on Form S-1. Please note that all comments on your confidential treatment request will need to be fully resolved before we act on a request for acceleration of the effectiveness of your Form S-1. Refer to Section III.B.2 of Staff Legal Bulletin No.1 (with Addendum) dated July 11, 2001.

Selling Stockholders, page 76

Table of Selling Security Holders Holding Shares of Common Stock, page 77

2. Please advise as to why the number of shares of common stock offered by WB QT, LLC does not correspond to the difference between the number of shares of common stock it owns prior to the offering and the number of shares of common stock it owns after the offering. To the extent that the Number of Shares of Common Stock Offered or the

Number of Shares of Common Stock Beneficially Owned after the Offering columns of your table include shares of common stock underlying warrants held by WB QT, LLC that are excluded from your Number of Shares of Common stock Beneficially Owned Prior to the Offering column, please quantify such shares underlying warrants in a footnote.

Description of Capital Stock, page 79

Outstanding Options and Warrants, page 80

3. Please revise your description of your outstanding warrants on page 80 to include the disclosure required by Item 202(c) of Regulation S-K.

Exhibit 5.1

4. Please have counsel remove the list of documents on page 2. Counsel may review any documents of its client it believes are necessary to render an opinion. Alternatively, revise to state that counsel has examined all other documents as necessary to render its opinion.

5. Please revise assumption (a) on page 3 to clarify that you have only assumed the correctness of certificates as to factual matters.

6. Please remove assumption (v) on page 3. It is inappropriate for counsel to assume that the registration statement related to the issued shares of common stock and warrants, the certificate of incorporation, the bylaws, the warrants, the minutes of the board of directors, and the certificate of good standing of its own client have not been amended.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3469 with any questions.

Sincerely,

Justin Dobbie
Special Counsel

cc: Via facsimile: (313) 961-0388
        Patrick J. Haddad, Esq.
        Kerr, Russell and Weber, PLC